FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated October 3, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF JOINS AN ARGENTINE GROUP

TO INVEST IN THE COUNTRY

An Argentine group led by the Miguens family goes into partnership with Brazil’s leading food producer. This alliance was created because BRF acquired a shareholding in AVEX and the joint acquisition of Dánica. The aim of the group is to create a leading food company that can supply the Argentine market and export valued added farming products to the world.

São Paulo, October 2011.

Today, BRF, one of the world’s biggest food companies, announced an important investment in Argentina as an essential step for its expansion in Latin America, through a partnership with an Argentine group led by the Miguens family. BRF, thought its subsidiary, will acquire a shareholding in Avex and, together with its Argentine partners, shareholding control over Flora Dánica S.A.

Avex is one of Argentina’s leading poultry producers and exporters. With a well-earned reputation in the country, Dánica operates in the mass consumption market, with a product line that includes margarine, mayonnaise, sauces, yeasts and pie crusts. and others

The operation will incorporate the activities new compan y will also take over the operations of Sadia Argentina. Operations will be carried out through local management. By going into partnership with an Argentine group, BRF shows its firm commitment to acting as a local player in the market.

With investment of both acquisitions and Argentina’s increased distribution capacity, the total disbursement will be of more than ARS 650 million (about US$ 150 million). The investment plan foresees increasing Avex’s production capacity and expanding Dánica’s production. The aim is to expand both companies’ presence in the local market, as well as increasing its export potential. In order to achieve those goals, plans are underway to improve the distribution capacity.

“This decision means a unique opportunity to cooperate, join efforts and create an important food export base in Argentina,”  said BRF’s CEO, José Antonio Fay.

The company will also increase the number of direct and indirect job positions that are currently being created by local firms as the starting point for a long-term growth strategy. Today, Avex and Dánica together have around 1100 employees.

“We all know that global food demand will continue growing and that Latin America has critical competitive advantages to meet such demand. Our challenge is to integrate production and export platforms. By integrating the food industry capacity of Brazil and Argentine, BRF strengthens its position to boost its global expansion,” explained Fay.

In this regard, Carlos Miguens said: “This partnership allows us to continue developing one the most attractive industries in Argentina, adding value to our farming production and generating more employment opportunities in several regions of the country. Doing this hand in hand with such an important company as BRF ensures our access to the best industrial know-how and provides us with greater world market access opportunities. We want to be part of the transformation by which Argentina stops being the “Barn of the World” and becomes the “Supermarket of the World.”

About BRF

BRF is the world's leading poultry products exporter and one of the main pork-processing companies in the world. Also, it is the leading supplier of industrial foods in Brazil and one of the largest private employers in the country (116,000 direct employees). Its daily processing capacity is of 6.7 million chicken, 37 thousand pigs and 2 thousand cattle. With active operations in 140 countries and with plants in Brazil, Argentina, Holland The Netherlands and the United Kingdom, the company is the third largest exporter in Brazil. BRF is divided into two main business areas: Meat and dairy products; with an important portfolio of brands and around three thousand products.

The company is listed in the New York Stock Exchange and the São Paulo (Brazil) Stock Exchange. Between January and June, BRF’s net billing sales reached R$ 12.3 bi trillion (7.5 trillion dollars). In terms of exports for the same period, sales meant revenues for R$ 5 tr biillion (3.1  tr illion dollars) . The multinational company reported a and net income benefit of R$ 881 million (542 milli on dollars) in the first semester of the year.

About Flora Dánica

Flora Dánica SAIC, manufacturer of Dánica products, operates in the mass consumption market (margarine, mayonnaise, sauces, yeasts and pie crusts), bread-making (bread improvers and additives, premixes, confectioner’s custard, yeasts and industrial mayonnaise) and the industrial market (specific hydrogenated vegetable oils, based on food industry requirements). Its well-earned reputation in Argentina is due to high-quality products, state-of-the-art manufacturing technology, continuous professional training and a strong distribution network. Dánica products are manufactured in state-of the-art-plants in Llavallol (Buenos Aires) and Villa Mercedes (San Luis).

About Avex

Avex S.A. is a highly integrated poultry-producing company that aims at selling high quality products in Argentina and abroad. Avex’s work with integration and its large degree of innovation, allowed improving the performance of genetic lines, fostering the work of local producers and generating a country-wide recognized local development model. The company works with the latest technology and its slaughtering house in Rio Cuarto (Cordoba) is a model for Latin America.

São Paulo, October 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   October 3, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director